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                                                                    EXHIBIT 25



                       [LETTERHEAD OF JAPONICA PARTNERS]

VIA FACSIMILE
HIGHLY CONFIDENTIAL

                                               September 27, 1994

Frank J. Tasco
Borden, Inc.
277 Park Avenue
New York, NY  10172

Dear Mr. Tasco:

Until a transaction is closed, we respectfully request that:

     1.   Borden not sell any more assets

     2. Borden publicly disclose the sale prices, revenues, and purchasers of all asset sales in the past 12 months

     3. No decisions be culminated other than in the ordinary course of business

     4. Neither Whitehall nor its affiliates be allowed to manage or participate in the management of the Company, and

     5. The $1.4 billion bank financing agreement be filed with the SEC immediately.

The recent sale of Campfire marshmallows for a reported $5 million and Jays for a reported 12% of almost $100 million in revenues must be either reversed or halted immediately. Further, the role, backgrounds, and compensation of all advisors in the divestiture process should be disclosed.

We are exploring alternatives to assist Borden's shareholders as a pro-active white knight, and hope that we may yet receive good faith guidance from you to assist in providing a meaningful choice to maximize shareholder value.

Parenthetically, the semantic sophistry contained in your communications is absurdly transparent and will not be responded to herein.

                                               Cordially,

                                               /s/ JAPONICA PARTNERS
                                               JAPONICA PARTNERS